FREE WRITING PROSPECTUS, DATED SEPTEMBER 28, 2006 FILED PURSUANT TO RULE 433 (REGISTRATION STATEMENT NO. 333-128718)

FINAL SUMMARY OF TERMS

GENWORTH GLOBAL FUNDING TRUSTS

$500,000,000 EXTENDIBLE NOTES – 13 MONTH INITIAL, 6 YEAR FINAL

ISSUER:	Genworth Global Funding Trust 2006-F

ISSUE RATINGS:	Aa3 (anticipated)/AA-

PRINCIPAL AMOUNT:	$500,000,000.00

ISSUE DATE:	October 5, 2006

INITIAL MATURITY DATE:	October 15, 2007, or if such day is not a business day the immediately preceding business day.

FINAL MATURITY DATE:	October 15, 2012, or if such day is not a business day the immediately preceding business day.

INDEX:	One Month USD LIBOR; provided, however, that for the initial interest period (from and including the issue date to but excluding the interest payment date occurring in November 2006), the index will be an interpolated London interbank offered rate for deposits in U.S. dollars determined as of two London banking days before the issue date.

INTEREST RATE:

From and including the issue date to but excluding the interest payment date occurring in October 2007: One Month USD LIBOR (except as noted above) - ..02%

From and including the interest payment date occurring in October 2007 to but excluding the interest payment date occurring in October 2008: One Month USD LIBOR + .00%

From and including the interest payment date occurring in October 2008 to but excluding the interest payment date occurring in October 2009: One Month USD LIBOR + .01%

From and including the interest payment date occurring in October 2009 to but excluding the interest payment date occurring in October 2010: One Month USD LIBOR + .02%

From and including the interest payment date occurring in October 2010 to but excluding the interest payment date occurring in October 2012: One Month USD LIBOR + .03%

INTEREST PAYMENT DATES:	The 15th of each month, commencing on November 15, 2006, subject to adjustment in accordance with the modified following business day convention. The final interest payment date for any notes maturing prior to the final maturity date will be the relevant maturity date, and interest for the final interest period will accrue from and including the interest payment date in the month immediately preceding such relevant maturity date to but excluding such relevant maturity date.

INTEREST DETERMINATION DATES:	Two London banking days prior to each interest reset date.

FINAL SUMMARY OF TERMS

FINAL SUMMARY OF TERMS	The 15th of each month, commencing November 15, 2006, subject to adjustment in accordance with the modified following business day convention.

ELECTION DATES/EXTENSION FEATURE:	Each holder of the notes may elect to extend the maturity of all or a portion of the principal amount of its notes during the notice period relating to each election date. The election dates will take place monthly, commencing on November 15, 2006 and ending on September 15, 2011, except that if any election date would otherwise be a day that is not a business day, such election date will be the immediately following business day. The notice period for each election date will be the 5 business days immediately preceding such election date. A holder’s election to extend the maturity of any note will cause the maturity of those notes to be extended to the 15th day of the calendar month which is one calendar month after (1) November 15, 2007 (in the case of the initial extension of maturity) or (2) any later date to which the maturity date of the notes has previously been extended. In no event may the maturity of any note be extended beyond the final maturity date. If any holder of the notes does not make a timely and proper election to extend the maturity of all or a portion of the principal amount of its notes, the principal amount of the notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of the notes for which such election is not exercised will be represented by substitute notes issued as of such election date. The substitute notes so issued will have the same terms as the original notes, except that they will not be extendible, they will have a different CUSIP number, they will be subject to redemption (as described below under “Contingent Redemption”) and their non-extendible maturity date will remain the then-current maturity date.

CONTINGENT REDEMPTION:	On any interest payment date occurring prior to the final maturity date, if any, the issuer may elect to redeem the notes for which an effective election to extend the maturity of such notes has not been received, in whole or in part, in increments of $1,000, with not less than 5 business days’ notice to the holder(s) of such notes, at a redemption price equal to 100% of the principal amount of such notes to be redeemed plus any accrued and unpaid interest thereon.

PRICE TO PUBLIC:	$500,000,000 (100.000%)

UNDERWRITING FEES:	$750,000 (0.15%)

NET PROCEEDS TO ISSUER:	$499,250,000 (99.85%)

DENOMINATIONS:	$1,000 and integral multiples of $1,000 in excess thereof; holders of notes may extend a portion of their notes in authorized denominations and the principal amount of their notes remaining after an extension must also be in authorized denominations.

DAY COUNT CONVENTION:	Actual/360

BUSINESS DAYS:	New York, London

BUSINESS DAY CONVENTION:	Modified Following

CUSIP:	TBD

CLEARANCE:	The Depository Trust Company

SOLE BOOKRUNNER:	Morgan Stanley & Co. Incorporated

FINAL SUMMARY OF TERMS

INDENTURE TRUSTEE:	It is anticipated that, prior to the issue date, The Bank of New York Trust Company, N.A. will succeed JPMorgan Chase Bank, N.A. as indenture trustee under the program.

TRUSTEE:	It is anticipated that, prior to the issue date, U.S. Bank National Association will replace The Bank of New York as trustee under the program.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Circular 230

Notwithstanding anything to the contrary contained herein, a prospective investor (and each employee, representative, or other agent of a prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described herein and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions with prospective investors regarding the transactions contemplated herein.

Any discussions of U.S. federal tax matters set forth herein were written in connection with the promotion and marketing by Genworth Global Funding Trust 2006-F (the “Issuer”) of the notes. Such discussions were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

Discussion

The following discussion is based on the opinion of Sidley Austin LLP, special U.S. federal income tax counsel to the Issuer (“Special Tax Counsel”). This summary supplements, and should be read in conjunction with, the discussion in the prospectus supplement under the caption “Material United States Federal Income Tax Considerations.”

The following discussion describes certain U.S. federal income tax consequences of ownership and disposition of the notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion deals only with notes purchased by a U.S. Holder, as defined below, on original issuance and held as capital assets, within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to investors in light of their particular circumstances or to holders subject to special rules, such as persons other than U.S. Holders, insurance companies, banks, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect the mark-to-market method of accounting, persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency, as defined in section 985 of the Code, is not the U.S. dollar. Persons considering the purchase of the notes should consult with their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

As used in this section, the term “U.S. Holder” means a beneficial owner of a note who or that is a U.S. person. The term “U.S. person” means (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the

FINAL SUMMARY OF TERMS

authority to control all substantial decisions of the trust. In addition, some trusts treated as U.S. persons before August 20, 1996 that elect to continue to be so treated to the extent provided in Treasury regulations shall be considered U.S. persons.

An election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”).

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the notes (including their economic equivalence to an approximately six-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the notes from an initial amount equal to –0.02% to an amount equal to +0.03%, under these rules, as of the Settlement Date, original holders of the notes should be deemed to elect to extend the maturity of all of the principal amount of the notes to the Final Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Maturity Date should be treated as the maturity date of the notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).

Under the treatment described above, the notes should be treated as having been issued with de minimis original issue discount. Therefore, the notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that investors would be required to recognize any gain inherent in the notes at such time upon the exercise of such election. Also, if the IRS were successful in asserting that the notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, investors may be required to accrue original issue discount income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the notes would generally be treated as ordinary income.

The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the notes.

***	Genworth Life and Annuity Insurance Company (“GLAIC”), as statutory issuer and depositor, has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents GLAIC has filed with the SEC for more complete information about GLAIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, GLAIC or Morgan Stanley & Co. Incorporated will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. Incorporated toll-free 866-718-1649.

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